Exhibit 99

Compass Bancshares Appoints New
Auditor for 2002

BIRMINGHAM, Ala. – (BUSINESS WIRE) – MARCH 28, 2002 – Compass Bancshares Inc. (Nasdaq: CBSS – news) today named PricewaterhouseCoopers LLP as its independent auditor for 2002. The decision to change auditors was made after a thorough evaluation by Compass' audit committee. Arthur Andersen LLP had been Compass' auditors since 1999.

"We highly value the professional services and level of service provided by the local team of Arthur Andersen over the years,'' said Garrett R. Hegel, Compass' chief financial officer. "However, we believe a change at this time is in the best interests of our company. PricewaterhouseCoopers is a highly respected firm with substantial expertise in the financial services industry and we look forward to working with them.'' Compass Bancshares, Inc. is a $23 billion Sunbelt-based financial holding company which operates 341 full-service banking offices in Alabama, Arizona, Colorado, Florida, Nebraska, New Mexico and Texas. Compass is among the top 40 U.S. bank holding companies by asset size and ranks among the top earners of its size based on return on equity.

Shares of Compass' common stock are traded through the Nasdaq stock market under the symbol CBSS. "Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995 Statements in this press release regarding Compass Bancshares, Inc.'s business which are not historical facts are "forward-looking statements" that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see the Company's Annual Report or Form 10-K for the most recently ended fiscal year.